Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2011 Results

•	Revenues grew 4%, before currency
•	Underlying operating profit up 17%
•	Underlying operating profit margin was 20.9%, up 140 basis points
•	Adjusted earnings per share were $0.51 vs. $0.41 in second quarter 2010
•	Markets division reorganized to drive growth
•	2011 Outlook affirmed

NEW YORK, July 28, 2011  – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the second quarter ended June 30, 2011. The company reported ongoing revenues of $3.2 billion, a 4% increase before currency (9% including currency), and underlying operating profit of $669 million, up 17%.

Adjusted earnings per share (EPS) were $0.51 compared to $0.41 in the prior-year period. The increase was largely attributable to higher underlying operating profit and lower integration costs.

“Thanks to the strong growth of our Professional division and margin improvement across the company, Thomson Reuters posted healthy second-quarter results,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.

“Nonetheless, revenue growth in our Markets division is below our expectations, and I have decided to accelerate the transformation in Markets, delayer the organization following a similar move in the Professional division earlier this year, and make a series of changes in the leadership team. I am confident that these changes will result in improved performance.”

Consolidated Financial Highlights

	Three Months Ended June 30, (Millions of U.S. dollars, except EPS and margin)
IFRS Financial Measures	2011	2010	Change
Revenues	$3,447	$3,216	7%
Operating profit	$833	$435	91%
Diluted earnings per share (EPS)	$0.67	$0.35	91%
Cash flow from operations	$879	$889	-1%

Non-IFRS Financial Measures1	2011	2010	Change		Change Before Currency
Revenues from ongoing businesses	$3,195	$2,942	9%		4%
Adjusted EBITDA	$887	$705	26%		20%
Adjusted EBITDA margin	27.8%	24.0%	380	bp	360	bp
Underlying operating profit	$669	$573	17%		9%
Underlying operating profit margin	20.9%	19.5%	140	bp	100	bp
Adjusted earnings per share (EPS)	$0.51	$0.41	24%
Free cash flow	$633	$644	-2%
______________________________________
1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.  Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports Second-Quarter 2011 Results

•
Revenues from ongoing businesses were $3.2 billion, a 4% increase before currency. Strong growth across the Professional division, up 8%, and a 1% increase in Markets division revenues contributed to the overall increase.

•
Adjusted EBITDA increased 26%, and the corresponding margin was 27.8% versus 24.0% in the prior-year period. Excluding currency, adjusted EBITDA increased 20% and the corresponding margin increased 360 basis points.

•
Underlying operating profit increased 17% and the corresponding margin was 20.9%, versus 19.5% in the same period in 2010. Excluding currency, underlying operating profit increased 9% and the corresponding margin increased 100 basis points.

•
Adjusted EBITDA growth and underlying operating profit growth across both divisions was due to flow-through from higher revenues, integration savings, timing benefits in Markets and the benefit of currency.

~~•~~	Adjusted EPS was $0.51 compared to $0.41 in the prior-year period. The increase was largely attributable to higher underlying operating profit and lower integration costs.

Second-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.  All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of businesses that have been or are expected to be exited.

Professional Division
	Three Months Ended June 30, (Millions of U.S. dollars, except margin)
	2011	2010	Change		Change Before Currency

Revenues
Legal	$843	$761	11%		9%
Tax & Accounting	$252	$226	12%		10%
Intellectual Property & Science	$211	$197	7%		4%
Professional Division Total	$1,306	$1,184	10%		8%
							Margin
Adjusted EBITDA							2011	2010
Legal	$314	$287	9%				37.2%	37.7%
Tax & Accounting	$72	$56	29%				28.6%	24.8%
Intellectual Property & Science	$71	$70	1%				33.6%	35.5%
Professional Division Total	$457	$413	11%		10%
Adjusted EBITDA Margin	35.0%	34.9%	10	bp	50	bp

Operating profit
Legal	$236	$220	7%				28.0%	28.9%
Tax & Accounting	$50	$35	43%				19.8%	15.5%
Intellectual Property & Science	$57	$56	2%				27.0%	28.4%
Professional Division Total	$343	$311	10%		9%
Operating Profit Margin	26.3%	26.3%	-		20	bp

Thomson Reuters Reports Second-Quarter 2011 Results

•
During the second quarter, Thomson Reuters announced its intention to sell its Healthcare business.  The planned sale of Healthcare and disposal of three smaller businesses resulted in a realignment of the company’s existing Intellectual Property and Science businesses into a single operating unit. Prior-period results have been reclassified to conform to the current presentation.

•	Revenues were up 8%, driven by solid growth across all businesses, in particular Legal which grew 9% and Tax & Accounting which grew 10%.
•
EBITDA increased 11% compared to the prior-year period. The corresponding margin was 35.0% compared to 34.9% for the prior-year period. EBITDA margin was largely unchanged as flow-through from higher revenues was partly offset by the dilutive effect from acquisitions.

•
Operating profit was up 10% compared to the prior-year period. The corresponding margin was 26.3%, unchanged from the prior-year period. Acquisitions negatively impacted the margin by 140 basis points.

Legal

•
Revenues increased 9% from the prior-year period. US Law Firm Solutions grew 2% led by a 12% increase in Business of Law (FindLaw and Elite) and offset by a 2% decline in research-related revenues. Corporate, Government & Academic and Risk & Compliance revenues increased 16% (5% organic and 11% from acquisitions). Global businesses grew 19% (5% organic and 14% from acquisitions) with strong growth in Latin America and Canada.

•	EBITDA increased 9% and the associated margin was 37.2%, compared to 37.7% in the prior-year period.
•	Operating profit increased 7% and the associated margin was 28.0%, compared to 28.9% in the prior-year period. The decrease was primarily due to the dilutive effect of acquisitions.
•	WestlawNext has been sold to over 24,000 customers since its launch in February 2010 – representing 41% of Westlaw’s revenue base. Customer feedback continues to be very positive.

Tax & Accounting

•
Revenues were up 10%. The Professional business grew 13%, the Corporate business grew 5% led by growth in income tax provisions and indirect tax products and the Knowledge Solutions business grew 7% primarily from strong growth in Checkpoint.

•	EBITDA increased 29% and the related margin increased 380 basis points to 28.6% primarily driven by strong flow-through from revenues and the result of efficiency initiatives.
•
Operating profit increased 43% and the related margin increased 430 basis points to 19.8%. The increase was due to strong flow-through from revenues, efficiency initiatives and the decline of acquisition accounting-related costs.

Intellectual Property & Science

•
Revenues were up 4% from the prior-year period. Growth was driven by Scientific & Scholarly Research revenues which were up 5%, led by Web of Knowledge subscriptions and the Life Sciences business, which was up 11% due to strong demand for biology and disease analytics products and acquisitions. IP Solutions was up 2%, driven by growth in Patents and Services.

•	EBITDA was up 1% with the corresponding margin decreasing 190 basis points to 33.6%.
•
Operating profit was up 2% with the corresponding margin decreasing to 27.0%. The decline in EBITDA and operating profit margins was primarily due to investments in content and technology initiatives to drive growth.

Thomson Reuters Reports Second-Quarter 2011 Results

Markets Division

	Three Months Ended June 30, (Millions of U.S. dollars, except margin)
	2011	2010	Change		Change Before Currency
Revenues
Sales & Trading	$940	$868	8%		1%
Investment & Advisory	$558	$550	1%		-2%
Enterprise	$312	$265	18%		10%
Media	$84	$79	6%		-1%
Markets Division Total	$1,894	$1,762	7%		1%

Adjusted EBITDA	$532	$427	25%		13%
Adjusted EBITDA Margin	28.1%	24.2%	390	bp	300	bp

Operating Profit	$388	$312	24%		11%
Operating Profit Margin	20.5%	17.7%	280	bp	170	bp

•
Revenues increased 1%. Strong revenue growth in Enterprise, Commodities & Energy and Tradeweb was partly offset by weakness in Investment Management and Exchange Traded Instruments. Revenue growth would have been 2% excluding a 6% decline in recoveries (pass-through revenues from third-party services such as exchange fees).

•	Recurring subscription-related revenues increased 1%. Transactions-related revenues increased 7%, primarily due to the increase in the company’s ownership in Tradeweb. Outright revenues increased 19%.
•	By geography, revenues in Asia increased 5%; revenues in Europe, Middle East and Africa (EMEA) increased 2% while revenues in the Americas declined 1%.
•	EBITDA was $532 million, up 25%, with a related margin of 28.1%. Excluding currency, EBITDA increased 13% and the related margin rose 300 basis points.
•
Operating profit was $388 million, up 24%, with a related margin of 20.5%. Excluding currency, operating profit increased 11% and the margin rose 170 basis points due to flow-through of integration savings and timing of expenses.

•	Markets has sold or migrated more than 28,000 Thomson Reuters Eikon desktops since the launch of the new desktop offering in September 2010.

Sales & Trading

•
Revenues were up 1% driven by 7% organic growth at Tradeweb and the company’s increased ownership in the business. Revenue growth was partly offset by a 10% decline in recoveries. Excluding recoveries, revenues grew 4%.

•	The Treasury business was flat in the quarter with growth impacted by 2010 subscription cancellations.
•
Revenues from Commodities & Energy grew 5% primarily due to an acquisition, while Exchange Traded Instruments declined 7%, due to planned shutdowns of low-margin products and the continued reduction of recoveries revenues as exchanges move to direct billing.

Thomson Reuters Reports Second-Quarter 2011 Results

Investment & Advisory

•	Revenues declined 2%. Increases in Corporates, Investment Banking and Wealth Management revenues were offset by weak performance in Investment Management which declined 8%.
•	Improving performance in Investment Management is a key objective of the recent reorganization of the Markets division which is described below.

Enterprise

•
Revenues grew 10%, driven by continued strong customer demand. The Enterprise Real Time Solutions business grew 9% as customers continued to invest in low-latency data feeds and hosting solutions. The Enterprise Content business grew 20%, driven by growth in pricing and reference data. The Platform business grew 15%, driven by strong performance in both recurring and outright revenues. Omgeo’s revenues declined 3% due to lower volumes.

•
Thomson Reuters Elektron continued to gain momentum as customers in established and emerging markets adopted its combination of hosted and deployed information and trading solutions. In total, 12 data hosting centers are up and running.

Media

•	Revenues decreased 1% as a result of lower online sales.
•	The News Agency business was flat due to tight customer budgets. The Consumer business was down 3% in the second quarter, due to lower online sales primarily in EMEA and the Americas.

Financial Highlights – Six Months

	Six Months Ended June 30, (Millions of U.S. dollars, except EPS and margin)
IFRS Financial Measures	2011	2010	Change
Revenues	$6,777	$6,356	7%
Operating profit	$1,229	$756	63%
Diluted earnings per share (EPS)	$0.97	$0.50	94%
Cash flow from operations	$1,079	$1,193	-10%

Non-IFRS Financial Measures1	2011	2010	Change		Change Before Currency
Revenues from ongoing businesses	$6,303	$5,877	7%		4%
Adjusted EBITDA	$1,608	$1,400	15%		11%
Adjusted EBITDA margin	25.5%	23.8%	170	bp	160	bp
Underlying operating profit	$1,205	$1,103	9%		5%
Underlying operating profit margin	19.1%	18.8%	30	bp	10	bp
Adjusted earnings per share (EPS)	$0.88	$0.74	19%
Free cash flow	$573	$637	-10%

•
Revenues from ongoing businesses were $6.3 billion, a 4% increase before currency. Strong growth across the Professional division, up 8%, and a 2% increase in Markets division revenues contributed to the overall increase.

•	Adjusted EBITDA increased 15%, and the corresponding margin was 25.5% versus 23.8% in the prior-year period primarily due to flow-through from higher revenues, integration savings and timing

Thomson Reuters Reports Second-Quarter 2011 Results

benefits in Markets and the benefit of currency. Excluding currency, EBITDA increased 11% and the corresponding margin increased 160 basis points.
•
Underlying operating profit increased 9% and the corresponding margin was 19.1%, versus 18.8% in the same period in 2010. Underlying operating profit growth across both divisions was partly offset by the dilutive effects of acquisitions. Excluding currency, underlying operating profit increased 5% and the corresponding margin increased 10 basis points.

•	Adjusted EPS was $0.88 compared to $0.74 in the prior-year period. The increase was largely attributable to higher underlying operating profit and lower integration costs.
•	Free cash flow was $573 million, down 10% compared to the prior-year period. Corporate expenses were $137 million versus $107 million in the prior-year period.

Integration Programs

At the end of the second quarter of 2011, Thomson Reuters had achieved combined run-rate savings of $1.54 billion from the Reuters integration and legacy savings programs. An incremental $40 million in run-rate savings was achieved during the second quarter of 2011 and included the retirement of legacy products.

Integration-related costs totaled $42 million in the second quarter and are forecast to be approximately $200 million for the full-year 2011.

Business Outlook (Before Currency)

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters today reaffirmed its business outlook for 2011 that was previously communicated in February. The business outlook is provided for ongoing businesses and based on 2010 results that have been restated to remove the results of the Healthcare business as well as other disposals.

Thomson Reuters expects revenues to grow mid-single digits in 2011.

Thomson Reuters expects adjusted EBITDA margin to increase by at least 300 basis points in 2011 reflecting revenue growth and the completion of integration programs.

Thomson Reuters expects underlying operating profit margin to increase by at least 100 basis points in 2011.

The company expects that strong adjusted EBITDA growth in 2011 will contribute to a 20% - 25% increase in reported free cash flow.

Dividend

As previously announced, Thomson Reuters increased its 2011 annual dividend by $0.08 per share to $1.24 per share. A quarterly dividend of $0.31 per share is payable on September 15, 2011 to shareholders of record as of August 18, 2011.

Thomson Reuters Reports Second-Quarter 2011 Results

Recent Developments

The company announced on July 21, 2011 that it was streamlining its Markets division by combining the current Sales & Trading and Investment & Advisory businesses into one unit to be called “Financial Professionals & Marketplaces” to focus on services for professionals delivered to screens and trading marketplaces. The current Enterprise business has also been expanded into “Enterprise Solutions” to focus on services and infrastructure for financial firms as a whole. These changes are designed to accelerate growth by simplifying the business while improving collaboration across the company.

On June 6, 2011, the company announced its intention to divest its Healthcare business. The Healthcare business provides data, analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals. The sale process is ongoing and the company expects the divestiture to close before the end of the year.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Integration Programs” and "Business Outlook (Before Currency)" sections and Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2011. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The material assumptions underlying the company's 2011 business outlook are based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive global GDP growth

Thomson Reuters Reports Second-Quarter 2011 Results

led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency programs.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for subscription-based services; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; and failure to achieve benefits from integration programs to the extent, or within the time period, currently expected. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT

MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its second-quarter 2011 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT).  You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Thomson Reuters Reports Second-Quarter 2011 Results."  An archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters Reports Second-Quarter 2011 Results

Thomson Reuters Corporation
Division and Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2011	2010	Change	Organic	2011	2010	Change	Organic
Revenues
Legal (1)	$843	$761	11%	3%	$1,631	$1,470	11%	3%
Tax & Accounting (1)	252	226	12%	7%	508	470	8%	5%
Intellectual Property & Science (1)	211	197	7%	2%	412	389	6%	3%
Professional Division	$1,306	1,184	10%	4%	2,551	2,329	10%	4%
Sales & Trading	940	868	8%	-1%	1,867	1,758	6%	-1%
Investment & Advisory	558	550	1%	-2%	1,118	1,109	1%	-2%
Enterprise	312	265	18%	10%	608	528	15%	10%
Media	84	79	6%	-1%	166	159	4%	0%
Markets Division	1,894	1,762	7%	0%	3,759	3,554	6%	1%
Eliminations	(5)	(4)			(7)	(6)
Revenues from ongoing businesses (2)	3,195	2,942	9%	1%	6,303	5,877	7%	2%
Before currency			4%				4%
Other businesses (3)	252	274			474	479
Revenues	$3,447	$3,216	7%		$6,777	$6,356	7%

Adjusted EBITDA (4)
Legal (1)	$314	$287	9%		$572	$533	7%
Tax & Accounting (1)	72	56	29%		137	113	21%
Intellectual Property & Science (1)	71	70	1%		137	134	2%
Professional Division	457	413	11%		846	780	8%
Markets Division	532	427	25%		1,003	902	11%
Corporate expenses	(60)	(45)			(129)	(95)
Integration programs expenses	(42)	(90)			(112)	(187)
Adjusted EBITDA	$887	$705	26%		$1,608	$1,400	15%

Underlying Operating Profit (5)
Legal (1)	$236	$220	7%		$422	$402	5%
Tax & Accounting (1)	50	35	43%		93	72	29%
Intellectual Property & Science (1)	57	56	2%		109	106	3%
Professional Division	343	311	10%		624	580	8%
Markets Division	388	312	24%		718	630	14%
Corporate expenses	(62)	(50)			(137)	(107)
Underlying operating profit	$669	$573	17%		$1,205	$1,103	9%

Thomson Reuters Reports Second-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (5) and Adjusted EBITDA (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2011	2010	Change		2011	2010	Change

Operating profit	$833	$435	91%		$1,229	$756	63%
Adjustments:
Amortization of other identifiable intangible assets	150	132			294	261
Integration programs expenses	42	90			112	187
Fair value adjustments	(8)	(36)			(10)	(27)
Other operating (gains) losses, net	(286)	34			(319)	33
Operating profit from Other businesses (3)	(62)	(82)			(101)	(107)
Underlying operating profit	$669	$573	17%		$1,205	$1,103	9%
Adjustments:
Integration programs expenses	(42)	(90)			(112)	(187)
Depreciation and amortization of computer software (excluding Other businesses (3))	260	222			515	484
Adjusted EBITDA	$887	$705	26%		$1,608	$1,400	15%
Underlying operating profit margin	20.9%	19.5%	140	bp	19.1%	18.8%	30	bp
Adjusted EBITDA margin	27.8%	24.0%	380	bp	25.5%	23.8%	170	bp

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2011	2010	Change		2011	2010	Change

Earnings from continuing operations	$572	$303	89%		$827	$437	89%
Adjustments:
Tax expense	174	79			226	110
Other finance (income) cost, net	(9)	(39)			(16)	24
Net interest expense	98	95			199	188
Amortization of other identifiable intangible assets	150	132			294	261
Amortization of computer software	162	133			326	274
Depreciation	110	105			217	243
EBITDA	$1,257	$808	56%		$2,073	$1,537	35%
Adjustments:
Share of post tax earnings in equity method investees	(2)	(3)			(7)	(3)
Other operating (gains) losses, net	(286)	34			(319)	33
Fair value adjustments	(8)	(36)			(10)	(27)
EBITDA from Other businesses (3)	(74)	(98)			(129)	(140)
Adjusted EBITDA	$887	$705	26%		$1,608	$1,400	15%
Adjusted EBITDA margin	27.8%	24.0%	380	bp	25.5%	23.8%	170	bp

Thomson Reuters Reports Second-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit to Adjusted EBITDA (4) by Division and Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30, 2011			Three Months Ended June 30, 2010
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Legal (1)	$236	$78	$314	$220	$67	$287
Tax & Accounting (1)	50	22	72	35	21	56
Intellectual Property & Science (1)	57	14	71	56	14	70
Professional Division	343	114	457	311	102	413
Markets Division	388	144	532	312	115	427
Corporate expenses	(62)	2	(60)	(50)	5	(45)
Integration programs expenses	na	na	(42)	na	na	(90)
	$669	$260	$887	$573	$222	$705

	Six Months Ended June 30, 2011			Six Months Ended June 30, 2010
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Legal (1)	$422	$150	$572	$402	$131	$533
Tax & Accounting (1)	93	44	137	72	41	113
Intellectual Property & Science (1)	109	28	137	106	28	134
Professional Division	624	222	846	580	200	780
Markets Division	718	285	1,003	630	272	902
Corporate expenses	(137)	8	(129)	(107)	12	(95)
Integration programs expenses	na	na	(112)	na	na	(187)
	$1,205	$515	$1,608	$1,103	$484	$1,400
__________________________________
** excludes Other businesses (3)

na = not applicable

Thomson Reuters Reports Second-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
 to Adjusted Earnings from Continuing Operations (6)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Earnings attributable to common shareholders	$563	$290	$813	$417
Adjustments:
Operating profit from Other businesses (3)	(62)	(82)	(101)	(107)
Fair value adjustments	(8)	(36)	(10)	(27)
Other operating (gains) losses, net	(286)	34	(319)	33
Other finance (income) costs	(9)	(39)	(16)	24
Share of post tax earnings in equity method investees	(2)	(3)	(7)	(3)
Tax on above items	115	30	127	29
Interim period effective tax rate normalization (7)	15	7	5	(11)
Discrete tax item	(46)	-	(46)	-
Amortization of other identifiable intangible assets	150	132	294	261
Discontinued operations	-	6	(2)	6
Dividends declared on preference shares	(1)	-	(2)	(1)
Adjusted earnings from continuing operations	$429	$339	$736	$621
Adjusted earnings per share from continuing operations	$0.51	$0.41	$0.88	$0.74

Diluted weighted average common shares (in millions)	839.8	835.8	839.0	835.3

(1)
Thomson Reuters reorganized its reportable segments in the second quarter of 2011. The company’s four reportable segments are Legal, Tax & Accounting, Intellectual Property & Science and Markets. Prior-period amounts have been reclassified to reflect the current presentation.

(2)	Revenues from ongoing businesses are revenues from reportable segments (which excludes Other businesses (see note (3) below)) less eliminations.
(3)
Other businesses are businesses that have been or are expected to be exited through sale or shut-down that did not qualify for discontinued operations classification.  Other businesses do not qualify as a component of the company’s four reportable segments, nor as a separate reportable segment.

(millions of US. dollars)	Three Months Ended		Six Months Ended
	June 30,		June 30,
Other businesses	2011	2010	2011	2010
Revenues	$252	$274	$474	$479

Operating profit	$62	$82	$101	$107
Depreciation and amortization of computer software	12	16	28	33
EBITDA	$74	$98	$129	$140

(4)
Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software but including integration programs expense. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(5)
Underlying operating profit is operating profit from reportable segments and corporate expenses. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(6)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other businesses (see note (3) above), other net finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

(7)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

Thomson Reuters Reports Second-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Revenues	$3,447	$3,216	$6,777	$6,356
Operating expenses	(2,478)	(2,377)	(5,030)	(4,789)
Depreciation	(110)	(105)	(217)	(243)
Amortization of computer software	(162)	(133)	(326)	(274)
Amortization of other identifiable intangible assets	(150)	(132)	(294)	(261)
Other operating gains (losses), net	286	(34)	319	(33)
Operating profit	833	435	1,229	756
Finance costs, net:
Net interest expense	(98)	(95)	(199)	(188)
Other finance income (costs)	9	39	16	(24)
Income before tax and equity method investees	744	379	1,046	544
Share of post tax earnings in equity method investees	2	3	7	3
Tax expense	(174)	(79)	(226)	(110)
Earnings from continuing operations	572	303	827	437
(Losses) earnings from discontinued operations, net of tax	-	(6)	2	(6)
Net earnings	$572	$297	$829	$431

Earnings attributable to:
Common shareholders	563	290	813	417
Non-controlling interests	9	7	16	14

Basic and diluted earnings per share	$0.67	$0.35	$0.97	$0.50

Basic weighted average common shares	837,096,717	831,962,410	836,129,383	831,429,258
Diluted weighted average common shares	839,846,235	835,827,289	839,025,585	835,335,292

Thomson Reuters Reports Second-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	June 30,	December 31,
	2011	2010
Assets
Cash and cash equivalents	$713	$864
Trade and other receivables	1,653	1,809
Other financial assets	97	74
Prepaid expenses and other current assets	662	912
Current assets excluding assets held for sale	3,125	3,659
Assets held for sale	1,144	-
Current assets	4,269	3,659

Computer hardware and other property, net	1,464	1,567
Computer software, net	1,573	1,613
Other identifiable intangible assets, net	8,620	8,714
Goodwill	18,906	18,892
Other financial assets	524	460
Other non-current assets	567	558
Deferred tax	61	68
Total assets	$35,984	$35,531

Liabilities and equity
Liabilities
Current indebtedness	$634	$645
Payables, accruals and provisions	2,502	2,924
Deferred revenue	1,223	1,300
Other financial liabilities	117	142
Current liabilities excluding liabilities associated with assets held for sale	4,476	5,011
Liabilities associated with assets held for sale	219	-
Current liabilities	4,695	5,011

Long-term indebtedness	6,955	6,873
Provisions and other non-current liabilities	2,207	2,217
Other financial liabilities	24	71
Deferred tax	1,600	1,684
Total liabilities	15,481	15,856

Equity
Capital	10,407	10,284
Retained earnings	10,808	10,518
Accumulated other comprehensive loss	(1,062)	(1,480)
Total shareholders’ equity	20,153	19,322
Non-controlling interests	350	353
Total equity	20,503	19,675
Total liabilities and equity	$35,984	$35,531

Thomson Reuters Reports Second-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Cash provided by (used in):
Operating activities
Net earnings	$572	$297	$829	$431
Adjustments for:
Depreciation	110	105	217	243
Amortization of computer software	162	133	326	274
Amortization of other identifiable intangible assets	150	132	294	261
Deferred tax	(142)	(28)	(174)	(66)
Other	(253)	82	(222)	224
Changes in working capital and other items (1)	280	168	(191)	(168)
Operating cash flows from continuing operations	879	889	1,079	1,199
Operating cash flows from discontinued operations	-	-	-	(6)
Net cash provided by operating activities (1)	879	889	1,079	1,193

Investing activities
Acquisitions, less cash acquired	(672)	(415)	(726)	(478)
Proceeds from other disposals	495	4	510	18
Capital expenditures, less proceeds from disposals (1)	(247)	(249)	(541)	(558)
Other investing activities	2	4	37	3
Investing cash flows from continuing operations	(422)	(656)	(720)	(1,015)
Investing cash flows from discontinued operations	18	-	39	-
Net cash used in investing activities (1)	(404)	(656)	(681)	(1,015)

Financing activities
Proceeds from debt	-	147	-	638
Repayments of debt	(48)	(442)	(53)	(913)
Net repayments under short-term loan facilities	(63)	(14)	(20)	(14)
Dividends paid on preference shares	(1)	-	(2)	(1)
Dividends paid on common shares	(248)	(232)	(465)	(463)
Other financing activities	(14)	-	(14)	(6)
Net cash used in financing activities	(374)	(541)	(554)	(759)

Translation adjustments on cash and cash equivalents	1	(12)	5	(22)
Increase (decrease) in cash and cash equivalents	102	(320)	(151)	(603)
Cash and cash equivalents at beginning of period	611	828	864	1,111
Cash and cash equivalents at end of period	$713	$508	$713	$508

(1)
Certain prior-period amounts have been revised in the consolidated statement of cash flow. Specifically, capital expenditures now include only cash payments, whereas previously they also included accruals relating to capital expenditures. The revision had no impact on prior periods’ increase or decrease in cash and cash equivalents, financial position or results of operations.

Capital expenditures including accrued amounts were $233 million and $248 million for the three months ended June 30, 2011 and 2010, respectively, and $451 million and $462 million for the six months ended June 30, 2011 and 2010, respectively.

Thomson Reuters Reports Second-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Underlying Free Cash Flow (1),(2)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Net cash provided by operating activities (3)	$879	$889	$1,079	$1,193
Capital expenditures, less proceeds from disposals (3)	(247)	(249)	(541)	(558)
Other investing activities	2	4	37	3
Dividends paid on preference shares	(1)	-	(2)	(1)
Free cash flow (2),(3)	633	644	573	637
Integration programs costs	67	107	140	221
Underlying free cash flow (1),(3)	$700	$751	$713	$858

(1)	Underlying free cash flow is free cash flow excluding one-time cash costs associated with integration programs.
(2)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.

(3)
There was no impact on free cash flow or underlying free cash flow as a result of the revision of prior-period amounts for “net cash provided by operating activities” and “capital expenditures, less proceeds from disposals.” See the “Consolidated Statement of Cash Flow” in this news release for additional information.